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                            November 14, 2023

       Brooke E. Carillo
       Chief Financial Officer
       Redwood Trust, Inc.
       One Belvedere Place, Suite 300
       Mill Valley, CA 94941

                                                        Re: Redwood Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Form 8-K filed
October 30, 2023
                                                            Response dated
October 11, 2023
                                                            File No. 001-13759

       Dear Brooke E. Carillo:

              We have reviewed your October 11, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023 letter.

       Form 8-K filed October 30, 2023

       Exhibit 99.1
       Non-GAAP Disclosures, page 10

   1. We have considered your response to comment 1 and your revised disclosure related to non-GAAP Earnings
Available for Distribution within your most recent earnings release.
                                                        Your adjustment for
Change in economic basis of investments presents income from your investments on an
alternative basis. This adjustment is inconsistent with Question 100.04 of the Compliance &
Disclosure Interpretations on the use of Non-GAAP Financial
                                                        Measures. Specifically,
changing the income recognition appears to be an individually tailored measurement
principle. Please revise your non-GAAP measure to eliminate the adjustment for Change
in economic basis of investments.
 Brooke E. Carillo
Redwood Trust, Inc.
November 14, 2023
Page 2

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameBrooke E. Carillo                      Sincerely,
Comapany NameRedwood Trust, Inc.
                                                         Division of
Corporation Finance
November 14, 2023 Page 2                                 Office of Real Estate
& Construction
FirstName LastName